                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                      For the Year Ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the Transition Period From              to

                Commission File Number 1-8520

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             TERRA INDUSTRIES INC.
                                  TERRA CENTRE
                               600 FOURTH STREET
                                 P.O. BOX 6000
                          SIOUX CITY, IOWA 51102-6000

                              REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Table of Contents
- -----------------

     (a) Financial Statements                                          Pages
     ------------------------                                          -----
          Independent Auditors' Report                                   3
          Statements of Net Assets Available for Benefits at
            December 31, 1995 and 1994                                  4-5
          Statements of Changes in Net Assets Available for
            Benefits for the Years Ended December 31, 1995 and 1994     6-7
          Notes to Financial Statements                                 8-11
     (b) Supplemental Schedules
     --------------------------
          Schedule of Assets Held for Investment Purposes              12-13
          Schedule of Reportable Transactions                            14
     (c) Exhibits
     ------------
          Exhibit E - Independent Auditors' Consent                      15

INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995, and (2) reportable transactions for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
April 26, 1996

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995

- ------------------------------------------------------------------------------------------------------------------------
                                                                      Supplemental Information by Fund
                                                    --------------------------------------------------------------------
                                                      Employer
                                                      Directed                     Participant Directed
                                                    ------------   -----------------------------------------------------
                                                                       Terra
                                                        Terra       Industries
                                                     Industries        Inc.
                                                        Inc.        Voluntary       Equity
                                                    Common Stock   Common Stock     Income     Intermediate      Stock
ASSETS:                                                 Fund           Fund          Fund          Fund           Fund
  Investments, at fair value:
      Terra Industries Inc. Common Stock            $22,849,038     $6,166,806    $       --    $       --    $        --
      Fidelity Magellan Fund                                 --             --            --            --     16,680,769
      Vista Growth and Income Fund                           --             --     8,963,731            --             --
      Vanguard Windsor Fund                                  --             --            --            --             --
      Vista U.S. Government Income Fund                      --             --            --     4,415,907             --
      Vista U.S. Government Money Market Fund                --             --            --            --             --
      American Performance Cash Management Fund              --             --            --            --             --
      BancOklahoma GIC Fund                                  --             --            --            --             --
      Chase Bank Domestic Liquidity Fund                184,067          3,321            46            24             --
                                                    -----------     ----------    ----------    ----------    -----------
          Total investments at fair value            23,033,105      6,170,127     8,963,777     4,415,931     16,680,769

  Loans to participants                                      --             --            --            --             --
                                                    -----------     ----------    ----------    ----------    -----------
          Total investments                          23,033,105      6,170,127     8,963,777     4,415,931     16,680,769

  Accrued investment income                                  --             --            --        21,281             --
  Employer contributions receivable                     192,627             --            --            --             --
  Participant contributions receivable                       --         30,521        43,237        22,890         76,301
  Receivable - securities sold                               --         79,793            --            --             --
  Cash                                                       82              1            --            --            203
                                                    -----------     ----------    ----------    ----------    -----------
          Total assets                               23,225,814      6,280,442     9,007,014     4,460,102     16,757,273

LIABILITIES:
  Accrued administrative expenses                            --          2,988         4,593         2,424          8,485
  Payable - securities purchased                        133,053             --            --            --             --
                                                    -----------     ----------    ----------    ----------    -----------
          Total liabilities                             133,053          2,988         4,593         2,424          8,485
                                                    -----------     ----------    ----------    ----------    -----------
  Net assets available for benefits                 $23,092,761     $6,277,454    $9,002,421    $4,457,678    $16,748,788
                                                    ===========     ==========    ==========    ==========    ===========

                                                                      Participant Directed
                                                     ------------------------------------------------------
                                                        Money
                                                       Market          GIC         Windsor      Participant
ASSETS:                                                 Fund           Fund          Fund          Loans           Total
  Investments, at fair value:
      Terra Industries Inc. Common Stock             $       --     $       --    $       --    $       --    $29,015,844
      Fidelity Magellan Fund                                 --             --            --            --     16,680,769
      Vista Growth and Income Fund                           --             --            --            --      8,963,731
      Vanguard Windsor Fund                                  --             --     8,882,165            --      8,882,165
      Vista U.S. Government Income Fund                      --             --            --            --      4,415,907
      Vista U.S. Government Money Market Fund         3,621,921             --            --            --      3,621,921
      American Performance Cash Management Fund              --        159,390            --            --        159,390
      BancOklahoma GIC Fund                                  --      3,055,795            --            --      3,055,795
      Chase Bank Domestic Liquidity Fund                     --         63,503            --            --        250,961
                                                     ----------     ----------    ----------    ----------    -----------
          Total investments at fair value             3,621,921      3,278,688     8,882,165            --     75,046,483

  Loans to participants                                      --             --            --     3,136,466      3,136,466
                                                     ----------     ----------    ----------    ----------    -----------
          Total investments                           3,621,921      3,278,688     8,882,165     3,136,466     78,182,949

  Accrued investment income                                  --            584            --            --         21,865
  Employer contributions receivable                          --             --            --            --        192,627
  Participant contributions receivable                   20,347         17,804        43,238            --        254,338
  Receivable - securities sold                               --             --            --            --         79,793
  Cash                                                       77              1            --            --            364
                                                     ----------     ----------    ----------    ----------    -----------
          Total assets                                3,642,345      3,297,077     8,925,403     3,136,466     78,731,936

LIABILITIES:
  Accrued administrative expenses                         2,042         21,000         4,288            --         45,820
  Payable - securities purchased                             --             --            --            --        133,053
                                                     ----------     ----------    ----------    ----------    -----------
          Total liabilities                               2,042         21,000         4,288            --        178,873
                                                     ----------     ----------    ----------    ----------    -----------
Net assets available for benefits                    $3,640,303     $3,276,077    $8,921,115    $3,136,466    $78,553,063
                                                     ==========     ==========    ==========    ==========    ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                             Supplemental Information by Fund
                                                            ------------------------------------------------------------
                                                               Employer
                                                               Directed                   Participant Directed
                                                            --------------   -------------------------------------------
                                                                                 Terra
                                                                 Terra        Industries
                                                              Industries         Inc.
                                                                 Inc.          Voluntary        Equity
                                                             Common Stock    Common Stock       Income     Intermediate
                                                                 Fund            Fund            Fund          Fund
ASSETS:
  Investments, at fair value:
    Terra Industries Inc. Common Stock                      $14,260,220      $3,332,045     $       --    $       --
    Fidelity Magellan Fund                                           --              --             --            --
    Vista Growth and Income Fund                                     --              --      6,716,116            --
    Vanguard Windsor Fund                                            --              --             --            --
    Vista U.S. Government Income Fund                                --              --             --     4,164,658
    Vista U.S. Government Money Market Fund                          --              --             --            --
    American Performance Cash Management Fund                        --              --             --            --
    BancOklahoma GIC Fund                                            --              --             --            --
    Chase Bank Domestic Liquidity Fund                            6,012             484             45            28
    American Performance Equity Fund                                 --              --             --            --
    BancOklahoma Balanced Investment Fund                            --              --             --            --
    American Performance Aggressive Growth Fund                      --              --             --            --
    American Performance Bond Fund                                   --              --             --            --
                                                            -----------      ----------     ----------    ----------
           Total investments at fair value                   14,266,232       3,332,529      6,716,161     4,164,686

  Loans to participants                                              --              --             --            --
                                                            -----------      ----------     ----------    ----------
           Total investments                                 14,266,232       3,332,529      6,716,161     4,164,686

  Accrued investment income                                          --              --         38,325        25,360
  Employer contributions receivable                             183,171              --             --            --
  Participant contributions receivable                               --          11,820         48,969        32,083
  Cash                                                               --              --             --            --
                                                            -----------      ----------     ----------    ----------
           Total assets                                      14,449,403       3,344,349      6,803,455     4,222,129

LIABILITIES:
  Accrued administrative expenses                                    --              --          4,031         2,452
  Other payables                                                     --              --             --            --
                                                            -----------      ----------     ----------    ----------
           Total liabilities                                         --              --          4,031         2,452
                                                            -----------      ----------     ----------    ----------

Net assets available for benefits                           $14,449,403      $3,344,349     $6,799,424    $4,219,677
                                                            ===========      ==========     ==========    ==========



                                                                 Money                        Merged
                                                  Stock         Market       Participant       Plan
                                                  Fund           Fund           Loans        (Note F)         Total
ASSETS:
  Investments, at fair value:
    Terra Industries Inc. Common Stock        $       --     $       --     $       --     $       --    $17,592,265
    Fidelity Magellan Fund                     9,520,440             --             --             --      9,520,440
    Vista Growth and Income Fund                      --             --             --             --      6,716,116
    Vanguard Windsor Fund                             --             --             --      4,861,016      4,861,016
    Vista U.S. Government Income Fund                 --             --             --             --      4,164,658
    Vista U.S. Government Money Market Fund           --      3,528,158             --             --      3,528,158
    American Performance Cash Management Fund         --             --             --        544,395        544,395
    BancOklahoma GIC Fund                             --             --             --      2,279,472      2,279,472
    Chase Bank Domestic Liquidity Fund             1,412             --             --             --          7,981
    American Performance Equity Fund                  --             --             --      1,223,346      1,223,346
    BancOklahoma Balanced Investment Fund             --             --             --        951,498        951,498
    American Performance Aggressive
      Growth Fund                                     --             --             --        476,869        476,869
    American Performance Bond Fund                    --             --             --        425,324        425,324
                                              ----------     ----------     ----------    -----------    -----------
           Total investments at fair value     9,521,852      3,528,158             --     10,761,920     52,291,538

  Loans to participants                               --             --      1,501,570      1,027,871      2,529,441
                                              ----------     ----------     ----------    -----------    -----------

           Total investments                   9,521,852      3,528,158      1,501,570     11,789,791     54,820,979

  Accrued investment income                           --             --             --          8,212         71,897
  Employer contributions receivable                   --             --             --         85,808        268,979
  Participant contributions receivable            52,346         23,640             --        159,514        328,372
  Cash                                                --             16             --             --             16
                                              ----------     ----------     ----------    -----------    -----------
           Total assets                        9,574,198      3,551,814      1,501,570     12,043,325     55,490,243

LIABILITIES:
  Accrued administrative expenses                  5,495          2,063             --         48,016         62,057
  Other payables                                      --             --             --         22,482         22,482
                                              ----------     ----------     ----------    -----------    -----------
           Total liabilities                       5,495          2,063             --         70,498         84,539
                                              ----------     ----------     ----------    -----------    -----------

Net assets available for benefits             $9,568,703     $3,549,751     $1,501,570    $11,972,827    $55,405,704
                                              ==========     ==========     ==========    ===========    ===========

See notes to financial statements.


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995

- --------------------------------------------------------------------------------------------------------------------------------
                                                              Supplemental Information by Fund
                                          ------------------------------------------------------------------------
                                            Employer
                                            Directed                        Participant Directed
                                          ------------    --------------------------------------------------------
                                                             Terra
                                             Terra         Industries
                                           Industries         Inc.
                                              Inc.         Voluntary        Equity
                                          Common Stock    Common Stock      Income      Intermediate      Stock
                                              Fund            Fund           Fund           Fund          Fund
Investment income:
  Dividend, interest, and other income    $   155,555      $   44,373     $  172,768     $  270,215    $   568,706
  Net appreciation in fair value
    of investments                          5,504,919       1,604,341      1,743,823        444,492      3,439,276
                                          -----------      ----------     ----------     ----------    -----------
           Total investment income          5,660,474       1,648,714      1,916,591        714,707      4,007,982

Employer contributions                      3,887,731              --             --             --             --
Participant contributions                          --         879,661      1,269,662        641,543      1,868,448
                                          -----------      ----------     ----------     ----------    -----------
           Total additions                  9,548,205       2,528,375      3,186,253      1,356,250      5,876,430

Deductions:
  Benefit payments                            957,499         202,646        493,375        231,945        755,384
  Administrative expenses                          --          13,694         22,158         12,378         37,586
  Interfund transfers/net loans               (52,652)       (621,070)       467,723        873,926     (2,096,625)
                                          -----------      ----------     ----------     ----------    -----------
           Total deductions                   904,847        (404,730)       983,256      1,118,249     (1,303,655)
                                          -----------      ----------     ----------     ----------    -----------

Net increase (decrease)                     8,643,358       2,933,105      2,202,997        238,001      7,180,085

Assets available for benefits:
  Beginning of year                        14,449,403       3,344,349      6,799,424      4,219,677      9,568,703
                                          -----------      ----------     ----------     ----------    -----------
  End of year                             $23,092,761      $6,277,454     $9,002,421     $4,457,678    $16,748,788
                                          ===========      ==========     ==========     ==========    ===========

                                                                     Supplemental Information by Fund
                                          --------------------------------------------------------------------------------------
                                                                   Participant Directed
                                          -----------------------------------------------------------------------
                                            Money                                                       Merged
                                            Market          GIC          Windsor      Participant        Plan
                                             Fund           Fund          Fund           Loans         (Note F)         Total
Investment income:
  Dividend, interest, and other income    $  214,533    $    16,082    $   324,710    $   215,874    $         --    $ 1,982,816
  Net appreciation in fair value
    of investments                                --        196,221      1,332,075             --              --     14,265,147
                                          ----------    -----------    -----------    -----------    ------------    -----------
           Total investment income           214,533        212,303      1,656,785        215,874              --     16,247,963

Employer contributions                            --             --             --             --              --      3,887,731
Participant contributions                    623,095        469,400        997,438             --              --      6,749,247
                                          ----------    -----------    -----------    -----------    ------------    -----------
           Total additions                   837,628        681,703      2,654,223        215,874              --     26,884,941

Deductions:
  Benefit payments                           488,454        154,499        217,460         83,859              --      3,585,121
  Administrative expenses                     11,195         37,045         18,405             --              --        152,461
  Interfund transfers/net loans              247,427     (2,785,918)    (6,502,757)    (1,502,881)     11,972,827             --
                                          ----------    -----------    -----------    -----------    ------------    -----------
           Total deductions                  747,076     (2,594,374)    (6,266,892)    (1,419,022)     11,972,827      3,737,582
                                          ----------    -----------    -----------    -----------    ------------    -----------
Net increase (decrease)                       90,552      3,276,077      8,921,115      1,634,896     (11,972,827)    23,147,359

Assets available for benefits:
  Beginning of year                        3,549,751             --             --      1,501,570      11,972,827     55,405,704
                                          ----------    -----------    -----------    -----------    ------------    -----------
  End of year                             $3,640,303    $ 3,276,077    $ 8,921,115    $ 3,136,466    $         --    $78,553,063
                                          ==========    ===========    ===========    ===========    ============    ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                  Supplemental Information by Fund
                                                       ---------------------------------------------------------
                                                       Employer
                                                       Directed                         Participant Directed
                                                       ----------    --------------------------------------------
                                                                         Terra
                                                        Terra           Industries
                                                      Industries           Inc.
                                                         Inc.            Voluntary       Equity
                                                      Common Stock      Common Stock    Income      Intermediate
                                                         Fund              Fund           Fund           Fund
Investment income:
  Dividend, interest, and other income                 $   110,058     $   21,981      $ 217,460    $ 381,069
  Net appreciation (depreciation) in fair value
   of investments                                        3,682,515        725,856       (373,042)    (496,865)
                                                       -----------     ----------      ---------    ---------
           Total investment income                       3,792,573        747,837       (155,582)    (115,796)

Employer contributions                                   1,339,290          -              -             -
Participant contributions                                    -            351,851      1,464,477      918,700
Transfer of assets from merged plan                          -              -              -             -
                                                       -----------     ----------      ---------    ---------
           Total additions                               5,131,863      1,099,688      1,308,895      802,904

Deductions:
  Benefit payments                                         949,775         49,202        873,203      815,500
  Administrative expenses                                    -                 74         28,375       17,915
  Interfund transfers/net loans                              2,992       (616,062)       546,293      615,607
                                                       -----------     ----------     ----------   ----------
           Total deductions                                952,767       (566,786)     1,447,871    1,449,022
                                                       -----------     ----------     ----------   ----------
Net increase (decrease)                                  4,179,096      1,666,474       (138,976)    (646,118)

Assets available for benefits:
  Beginning of year                                     10,270,307      1,677,875      6,938,400    4,865,795
                                                       -----------     ----------     ----------   ----------
  End of year                                          $14,449,403     $3,344,349     $6,799,424   $4,219,677
                                                       ===========     ==========     ==========   ==========



                                                                      Supplemental Information by Fund
                                                       ---------------------------------------------------------

                                                                      Participant Directed
                                                       ---------------------------------------------------------
                                                                          Money                        Merged
                                                           Stock         Market       Participant       Plan
                                                            Fund          Fund           Loans        (Note F)         Total

Investment income:
  Dividend, interest, and other income                   $  376,829    $  118,733      $ 183,523      $    -          $1,409,653
  Net appreciation (depreciation) in fair value
   of investments                                          (548,140)         -              -              -           2,990,324
                                                         ----------    ----------      ---------     -----------     -----------
           Total investment income                         (171,311)      118,733        183,523           -           4,399,977

Employer contributions                                        -              -              -              -           1,339,290
Participant contributions                                 1,564,946       676,944           -              -           4,976,918
Transfer of assets from merged plan                               -          -              -         11,972,827      11,972,827
                                                         ----------    ----------      ---------     -----------     -----------
           Total additions                                1,393,635       795,677        183,523      11,972,827      22,689,012

Deductions:
  Benefit payments                                        1,057,277       299,018         67,417           -           4,111,392
  Administrative expenses                                    37,877        12,208           -              -              96,449
  Interfund transfers/net loans                             (22,977)     (256,587)      (269,266)          -               -
                                                         ----------     ----------    ----------    -----------      -----------
           Total deductions                               1,072,177        54,639       (201,849)          -           4,207,841
                                                         ----------     ----------    ----------    -----------      -----------
Net increase (decrease)                                     321,458       741,038        385,372     11,972,827       18,481,171

Assets available for benefits:
  Beginning of year                                       9,247,245     2,808,713      1,116,198          -           36,924,533
                                                         ----------    ----------     ----------    -----------      -----------
  End of year                                            $9,568,703    $3,549,751     $1,501,570    $11,972,827      $55,405,704
                                                         ==========    ==========     ==========    ===========      ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

A.   DESCRIPTION OF PLAN

     The following brief description of the Terra Industries Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

     GENERAL - The Plan, established as of January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Employee Benefit Committee (the Committee) of the Company. The assets of the Plan are held by Chase Manhattan Bank, N.A., the trustee of the Plan. Certain Plan investments are funds managed by the trustee of the Plan and, therefore, qualify as party-in-interest.

     PARTICIPATION - All full-time active employees of the Company are eligible for Plan participation on the first day of the month following the date their employment commenced. In addition, part time or temporary employees with at least one year of service and 1,000 hours are eligible for participation. Participation in the Plan is voluntary.

     PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

     CONTRIBUTIONS - Participants earning $66,000 or less annually in 1995 and 1994, could elect to contribute up to 10% of their annual compensation on a pretax basis and 10% on an after-tax basis. Participants earning more than $66,000 in 1995 and 1994, respectively, could contribute up to 6% of their annual compensation on a combined pretax and after-tax basis.

     The maximum participant pretax contribution was $9,240 in 1995 and 1994.

     Participants may elect to invest their contributions in one or more of the seven available participant directed investment options.

     EMPLOYER - The Company contributes an amount determined by its Board of Directors, equal to 100% of the participants' contributions up to 3% of their annual compensation, and 50% for up to an additional 3% of annual compensation in 1995, and equal to one half of the participants' contributions up to 6% of their annual compensation for 1994. The contributions made by the Company must be invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 1995 or 1994. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled to $82,977 and $196,592 in 1995 and 1994, respectively.

     MAXIMUM CONTRIBUTIONS PER PARTICIPANT - The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $150,000 in 1995 and 1994.

     VESTING - Participants are immediately fully vested in their contributions and earnings on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

     PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan repayments are reinvested in the funds in accordance with the participant's investment election at the time of repayment.

     BENEFITS - Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS - Investments, except for loans to participants, are reported at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock, from the latest available market quotations and, in the case of investments in mutual funds, at quoted net asset value. Money market funds are reported at fair value as determined by the issuer and common funds are valued at the unit value as reported by the fund. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in income from investments, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade date basis. Participant loans are reported at the outstanding balance. The outstanding balance of participant loans approximates fair value.

     The Plan has investments in eight funds. The net assets and net investment income of the funds are allocated to the participants in the Plan based upon each participant's participation relative to the total participation in each of the eight investment funds. A summary description of each investment fund follows:

          TERRA INDUSTRIES INC. COMMON STOCK FUND (EMPLOYER DIRECTED) - A fund invested primarily in Terra Industries Inc. Common Stock which is limited to employer contributions only.

          TERRA INDUSTRIES INC. VOLUNTARY COMMON STOCK FUND (PARTICIPANT DIRECTED) - A fund invested primarily in Terra Industries Inc. Common Stock.

          EQUITY INCOME FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista Growth and Income Fund, which is comprised primarily of income producing equity securities and securities convertible into such equity securities.

          INTERMEDIATE FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista U.S. Government Income Fund, which is comprised primarily of debt obligations backed by the full faith and credit of the U.S. Government.

          STOCK FUND (PARTICIPANT DIRECTED)- A fund invested primarily in shares of Fidelity Magellan Fund, which is comprised primarily of common stocks and which seeks long-term capital appreciation.

          MONEY MARKET FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista U.S. Government Money Market Fund so as to preserve capital and maintain a high degree of liquidity.

          GIC FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of BancOklahoma Guaranteed Investment Contract Fund so as to provide current income while maintaining a stable market valuation.

          WINDSOR FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vanguard Windsor Fund, a fund invested principally in income producing equity securities.

     BENEFITS PAYABLE - The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to retired and terminated participants were $269,751 and $96,718 at December 31, 1995 and 1994, respectively.

     ADMINISTRATIVE EXPENSES - Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements. Administrative expenses are allocated to the investment funds, other than the Terra Industries Inc. Common Stock Fund, based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

C.   INVESTMENTS

     The fair value of the Plan's investments, other than loans to participants, by basis of valuation, are presented in the following tables. Investments that represent 5% or more of the Plan's investments are separately identified.

                                                          December 31, 1995
                                                        Number of
                                                        Shares or
                                                        Principal
                                                         Amount    Fair Value
     Investments, at Fair Value:
       Terra Industries Inc. Common Stock               2,054,219  $29,015,844
       Fidelity Magellan Fund                             194,008   16,680,769
       Vista Growth and Income Fund                       258,470    8,963,731
       Vanguard Windsor Fund                              611,298    8,882,165
       Vista U.S. Government Income Fund                  380,026    4,415,907
       Vista U.S. Government Money Market Fund          3,621,921    3,621,921
       American Performance Cash Management Fund          159,390      159,390
       BancOklahoma Guaranteed Investment Contract Fund   177,240    3,055,795
       Chase Bank Domestic Liquidity Fund                 250,961      250,961
                                                                   -----------
                                                                   $75,046,483
                                                                   ===========

                                                                    December 31, 1994
                                                             Number of Shares
                                                           or Principal Amount      Fair Value
     Investments, at Fair Value:
       Terra Industries Inc. Common Stock                       1,695,640          $17,592,265
       Fidelity Magellan Fund                                     142,522            9,520,440
       Vista Growth and Income Fund                               230,874            6,716,116
       Vanguard Windsor Fund                                      386,101            4,861,016
       Vista U.S. Government Income Fund                          396,257            4,164,658
       Vista U.S. Government Money Market Fund                  3,528,158            3,528,158
       American Performance Cash Management Fund                  544,395              544,395
       BancOklahoma Guaranteed Investment Contract Fund           140,089            2,279,472
       Chase Bank Domestic Liquidity Fund                           7,981                7,981
       American Performance Equity Fund                           121,364            1,223,346
       BankOklahoma Balanced Investment Fund                       57,371              951,498
       American Performance Aggressive Growth Fund                 38,395              476,869
       American Performance Bond Fund                              48,332              425,324
                                                                                   -----------
                                                                                   $52,291,538
                                                                                   ===========


D.   PLAN TERMINATION

     Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.


E.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated November 21, 1995, in which the Internal Revenue Service stated that the Plan, as amended March 9, 1995, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Plan income, participant pretax contributions and employer contributions represent taxable income to the participating employees at the time of distribution in accordance with IRS regulations currently in effect.


F.   PLAN MERGER

     Effective December 31, 1994, the AMCI Employees' Savings Plan was merged into the Terra Industries Inc. Employees' Savings and Investment Plan as a result of the Company's acquisition of Agricultural Minerals and Chemicals, Inc. (AMCI). As a result of the merger of these plans, $11,972,827 was transferred into the Terra Industries Inc. Employees' Savings and Investment Plan. Subsequent to December 31, 1994, the assets of the merged plan, except for the GIC Fund, Vanguard Windsor Fund, and Participant Loans, were sold. The proceeds of the sale were reinvested in the five investment fund options available to participants (Note B). The GIC Fund and the Vanguard Windsor Fund were added as additional investment fund options available to all participants effective January 1, 1995.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

- ------------------------------------------------------------------------------------------------------
                       Column B                               Column C                Column D     Column E
                                                       Description of investment
                  Identity of issue,                   including collateral, rate
                  borrower, lessor or                  of interest, maturity date,                  Current
                     similar party                        par or maturity value         Cost         Value
Common Stock:

*Terra Industries Inc.                                 2,054,219 shares             $14,088,379   $29,015,844

Mutual Funds:

 Fidelity Magellan Fund                                194,008 shares                13,410,941    16,680,769

*Vista Growth and Income Fund                          258,470 shares                 7,685,429     8,963,731

 Vanguard Windsor Fund                                 611,298 shares                 8,288,712     8,882,165

*Vista U.S. Government Income
    Fund                                               380,026 shares                 4,309,759     4,415,907

*Vista U.S. Government Money
    Market Fund                                        3,621,921 shares               3,621,921     3,621,921

*American Performance Cash
    Management Fund                                    159,390 units                    159,390       159,390


* Party-In-Interest

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(CONTINUED)
DECEMBER 31, 1995

- ---------------------------------------------------------------------------------------

          Column B                    Column C                Column D       Column E
                              Description of investment
     Identity of issue,      including collateral, rate
     borrower, lessor or     of interest, maturity date,                      Current
        similar party           par or maturity value           Cost           Value
Common Funds:

*BancOklahoma GIC Fund       177,240 units                   $2,677,141      $3,055,795

Bank Money Market Funds:

*Chase Bank Domestic
    Liquidity Fund           250,961 shares                     250,961         250,961


Other Investments:

*Loans to Participants       Principal balance of $3,136,466
                               bearing interest at rates ranging
                               from 5.5% to 14% and maturing
                               from January 1996 to
                               September 2025                                 3,136,466
                                                                            -----------
                                                                            $78,182,949
                                                                            ===========
* Party-In-Interest

                                     -13-


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995

- -------------------------------------------------------------------------------------------------------
                      Column A                  Column B               Column C             Column D

                     Identity of                                       Number of            Number of
                   Party Involved         Description of Asset         Purchases              Sales
Series of Transactions When Aggregated
Involving an Amount in Excess of 5 Percent
of the Current Value of Plan Assets
- ------------------------------------------

*Terra Industries, Inc.                   Common Stock                    46                   36

 Fidelity Institutional Retirement
  Services Company                        Fidelity Magellan Fund          41                   41

*Chase Manhattan Bank, N.A.               Vista Growth and
                                           Income Fund                    33                   49

 The Vanguard Group                       Vanguard Windsor
                                           Fund                           44                   23

*Chase Manhattan Bank, N.A.               Vista U.S. Government
                                           Money Market Fund              44                   49

*BancOklahoma Trust Company               American Performance
                                           Cash Management
                                           Fund                           29                   15

*Chase Manhattan Bank, N.A.               Chase Bank Domestic
                                           Liquidity Fund                309                  272

* Party-In-Interest

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995--Continued

- -------------------------------------------------------------------------------------------------------
                      Column A              Column E                     Column F           Column G
                                          Total Dollar                 Total Dollar
                     Identity of            Value of                     Value of           Net Gain
                   Party Involved          Purchases                      Sales             or (Loss)
Series of Transactions When Aggregated
Involving an Amount in Excess of 5 Percent
of the Current Value of Plan Assets
- ------------------------------------------
*Terra Industries, Inc.                   $5,239,150                   $  924,831           $409,853

 Fidelity Institutional Retirement
  Services Company                         5,455,292                    1,734,239            619,303

*Chase Manhattan Bank, N.A.
                                           2,480,042                    1,976,250            572,188

 The Vanguard Group
                                           3,963,816                    1,274,742            478,037

*Chase Manhattan Bank, N.A.
                                           1,666,783                    1,573,020                --

*BancOklahoma Trust Company

                                           2,196,571                    2,581,576                --

*Chase Manhattan Bank, N.A.
                                           9,637,108                    9,394,128                --


* Party-In-Interest

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                        TERRA INDUSTRIES INC. EMPLOYEES'
                          SAVINGS AND INVESTMENT PLAN



Date June 28, 1996                 By /s/ George H. Valentine
    --------------                   ------------------------------------
                                   George H. Valentine
                                   Senior Vice President, General Counsel
                                   and Corporate Secretary